KeyStar Corp.

9620 Las Vegas Blvd. S STE E4-98

Las Vegas, NV 89123

_________________________________________________________________________________________

March 12, 2021

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention:  Taylor Beech

Re:	KeyStar Corp.
Registration Statement on Form S-1
Filed February 11, 2021
File No. 333-252983

Dear Taylor Beech:

I write on behalf of KeyStar Corp., (the “Company”) in response to Staff’s letter of March 4, 2021, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed February 11, 2021 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

REGISTRATION STATEMENT ON FORM S-1 FILED FEBRUARY 11, 2021

PROSPECTUS COVER, PAGE III

1.WE NOTE THAT ZIXIAO CHEN, YOUR CHIEF FINANCIAL OFFICER, TREASURER, AND DIRECTOR, OWNS 100% OF YOUR SERIES A PREFERRED STOCK AND THAT EACH SHARE OF SERIES A PREFERRED STOCK IS ENTITLED TO 100 VOTES PER SHARE. PLEASE DISCLOSE ON YOUR PROSPECTUS COVER AND IN YOUR PROSPECTUS SUMMARY THE PERCENT OF THE VOTING POWER CONTROLLED BY MS. CHEN. WE ALSO NOTE YOUR DISCLOSURE ON PAGE 9 THAT YOUR INSIDERS OWN “A MAJORITY” OF YOUR OUTSTANDING COMMON STOCK AND SERIES A PREFERRED STOCK AND THAT THEY ARE ABLE TO “SUBSTANTIALLY INFLUENCE” ALL MATTERS REQUIRING STOCKHOLDER APPROVAL. PLEASE REVISE THIS DISCLOSURE TO MORE ACCURATELY DESCRIBE MS. CHEN’S VOTING POWER AND THE DISPARATE VOTING RIGHTS OF YOUR SERIES A PREFERRED STOCK.

In response to this comment, the Company revised the prospectus cover page and summary to include the percent of voting power controlled by Ms. Chen. The company also included disclosures in the summary section describing the total voting shares of the company and how Ms. Chen will continue to have substantial voting control even after the offering is completed.

DESCRIPTION OF SECURITIES, PAGE 18

2.PLEASE DISCLOSE THE PROVISIONS IN YOUR BYLAWS REQUIRING ADVANCE NOTICE FOR STOCKHOLDER PROPOSALS TO BE SUBMITTED IN CONNECTION WITH YOUR ANNUAL MEETING. PLEASE ALSO DISCLOSE THAT ONLY YOUR BOARD OF DIRECTORS HAS THE POWER TO AMEND YOUR BYLAWS. DISCUSS THE EFFECT THESE PROVISIONS MAY HAVE ON DELAYING, DEFERRING OR PREVENTING A CHANGE OF CONTROL. REFER TO ITEM 202(A)(5) OF REGULATION S-K.

In response to this comment, the Company added disclosures to the Description of Securities section of the Prospectus to discuss how the Company’s Bylaws and Articles of Incorporation may work to delay, defer or prevent a change in control.

DESCRIPTION OF BUSINESS, PAGE 22

3.PLEASE ADD DISCLOSURE DISCUSSING HOW YOU PLAN TO GENERATE REVENUE FROM YOUR CONVENTION SERVICES. IF YOU DO NOT YET KNOW, PLEASE DISCLOSE THAT IS THE CASE.

In response to this comment, the Company further disclosed that its online convention services is an ongoing project and the Company does not know if and when it will generate any revenues.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 27

4.PLEASE INCLUDE THE NAMES OF EACH OF THE RELATED PARTIES THAT YOU REFER TO ONLY AS “A RELATED PARTY” IN THIS SECTION. FOR EXAMPLE, YOU DISCLOSE, “ON APRIL 16, 2020, THE COMPANY ISSUED 26,000,000 COMMON SHARES TO A RELATED PARTY IN EXCHANGE FOR CASH PROCEEDS OF $13,000.” REFER TO ITEM 404(A)(1) OF REGULATION S-K.

In response to this comment, the Company included names in this section as requested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, PAGE 29

5. PLEASE REVISE YOUR TABULAR DISCLOSURE TO REFLECT THE BENEFICIAL OWNERSHIP OF THE COMPANY BEFORE AND AFTER THE OFFERING. IN ADDITION, PLEASE SPECIFY THE NUMBER OF SHARES HELD BY BLUE SEA ASSETS, LLC AND BY TOPSIGHT CORPORATION OVER WHICH MR. LANE AND MS. CHEN EXERCISE VOTING AND/OR INVESTMENT POWER, RESPECTIVELY. REFER TO ITEM 403 OF REGULATION SK.

In response to this comment, the Company revised this section in accordance with Item 403 of Regulation S-K.

6.WE NOTE FOOTNOTE (2) AND YOUR ACKNOWLEDGEMENT THAT THE TABLE REFLECTS SHARES WHICH THE SHAREHOLDER HAS THE RIGHT TO ACQUIRE, YET THE TABLE DOES NOT APPEAR TO REFLECT THE NUMBER OF SHARES MS. CHEN COULD ACQUIRE UPON CONVERSION OF THE SERIES A PREFERRED STOCK OR THE DEMAND CONVERTIBLE PROMISSORY NOTE. PLEASE REVISE OR TELL US WHY THIS DISCLOSURE IS NOT NECESSARY.

In response to this comment, the Company updated the table top reflect the shares which Ms. Chen could acquire upon conversion of the preferred shares and convertible note.

Sincerely,

/s/ Steven Lane

Steven Lane